Exhibit (12)(a)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2013	2012	2013	2012
Excluding interest on deposits (1)
Income before income taxes	$134,964	182,126	306,532	332,230
Fixed charges, excluding capitalized interest	45	-	398	-
Earnings	$135,009	182,126	306,930	332,230
Interest expense	$45	-	398	-
Estimated interest component of net rental expense	-	-	-	-
Capitalized interest	-	-	-	-
Fixed charges	$45	-	398	-
Consolidated ratios of earnings to fixed charges (2)	3,000.20	NM	771.18	NM

NM Not meaningful

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.